August 13, 2025

Richard S. Lindahl
Chief Financial Officer
Emergent BioSolutions Inc.
300 Professional Drive
Gaithersburg, MD 20879

       Re: Emergent BioSolutions Inc.
           Registration Statement on Form S-3
           Filed August 7, 2025
           File No. 333-289359
Dear Richard S. Lindahl:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Julie M. Plyler, Esq.